August 29, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Tonya K. Aldave

Re:	NantKwest, Inc.
Registration Statement on Form S-3
Filed August 23, 2019
File No. 333-233434

            Acceleration Request

Requested Date:     September 3, 2019

Requested Time:    4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NantKwest, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-233434) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Thomas E. Hornish at (858) 350-2392.

* * * *

Sincerely,

NANTKWEST, INC.

/s/ Sonja Nelson
Sonja Nelson
Chief Financial Officer

cc:	Steven C. Yang, NantKwest, Inc.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

Thomas E. Hornish, Wilson Sonsini Goodrich & Rosati, P.C.